PUBLIC DOCUMENT

14047928

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC Mail Processing Section RECEIVED MAR 04 2014 Wash., DC 189

SEC FILE NUMBER
8-65165

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Capital Partners, LLC and Subsidiary

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

205 Oser Avenue
(No. and Street)

Hauppauge	NY	11788-3710
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anthony Simone (631) 851-0918
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raich Ende Malter & Co. LLP
(Name – *if individual, state last, first, middle name*)

1375 Broadway, 15th Floor	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Anthony Simone, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Capital Partners, LLC and Subsidiary, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DEIRDRE GALLAGHER
NOTARY PUBLIC, STATE OF NEW YORK
QUALIFIED IN SUFFOLK COUNTY
NO. 01GA6048742
MY COMMISSION EXPIRES 10/02/2014

Signature

CFO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AMERICAN CAPITAL PARTNERS, LLC
AND SUBSIDIARY
(A LIMITED LIABILITY COMPANY)

Consolidated Statement of Financial Condition
December 31, 2013
(Filed Pursuant to Rule 17a-5(e)(3) Under the Securities Exchange Act of 1934)
as a PUBLIC DOCUMENT

American Capital Partners, LLC

MEMBER FINRA, SIPC, MSRB

AMERICAN CAPITAL PARTNERS, LLC
AND SUBSIDIARY

Table of Contents
December 31, 2013

RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

1375 Broadway, 15th Floor
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

Offices in New York City, Long Island & New Jersey

INDEPENDENT AUDITORS' REPORT

To the Member of
American Capital Partners, LLC and Subsidiary

We have audited the accompanying consolidated statement of financial condition of American Capital Partners, LLC, and Subsidiary (the Company) as of December 31, 2013 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the statement of financial condition.

Management's Responsibility for the Consolidated Financial Statement

Management is responsible for the preparation and fair presentation of this consolidated financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this consolidated financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the consolidated financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the consolidated financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

Opinion

In our opinion, the consolidated financial statement referred to above presents fairly, in all material respects, the financial position of American Capital Partners, LLC and Subsidiary as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

Raich Ende Malter & Co. LLP

RAICH ENDE MALTER & CO. LLP
New York, New York
February 27, 2014

AMERICAN CAPITAL PARTNERS, LLC
AND SUBSIDIARY

Consolidated Statement of Financial Condition
December 31, 2013

ASSETS	
Cash and cash equivalents	$ 1,378,036
Receivable from clearing broker - net	761,295
Deposit with clearing organization	100,000
Securities owned - at fair value	148,531
Securities owned - not readily marketable - at estimated fair value	10,285
Other assets	370,452
	$ 2,768,599
LIABILITIES AND MEMBER'S EQUITY	
Liabilities	
Compensation and benefits payable	$ 649,934
Accounts payable, accrued expenses, and other liabilities	754,121
	1,404,055
Member's Equity	1,364,544
	$ 2,768,599

See notes to consolidated financial statement.

1- ORGANIZATION AND NATURE OF BUSINESS

American Capital Partners, LLC ("ACP") was organized in New York as a limited liability company. ACP is wholly owned by Century Management, LLC ("Parent"), which is wholly owned by ACP Capital Holdings Corp ("ACPHC"). ACP is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

ACP is engaged in broker-dealer activities involving a general securities business on an agency and riskless principal basis throughout the United States of America and globally. ACP receives commissions for the purchase and sales of securities from its clearing broker. ACP also conducts proprietary trading activities for its own account through the clearing broker.

ACP is the sole member of ACP Investments, LLC ("ACPI"), a limited liability company, formed pursuant to New York Limited Liability Company Law. ACPI is registered to offer insurance products.

2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. ***Basis of Presentation*** - The consolidated financial statements include the accounts of ACP and its wholly owned subsidiary (collectively, the "Company"). All material intercompany balances and transactions have been eliminated in consolidation.

b. ***Cash and Cash Equivalents*** - The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months at date of purchase that are not held for sale in the ordinary course of business.

c. ***Securities Transactions*** - Securities transactions and the related revenue and expenses are recorded on the trade date, as if they had settled. Securities are recorded at fair value.

d. ***Income Taxes*** - The Company is a single member limited liability company that is treated as a disregarded entity for federal and New York State income tax purposes. As such, ACPHC is required to report the Company's income or loss on its consolidated income tax returns. ACPHC files federal and New York State tax returns. The earliest tax year that is subject to examination by these taxing authorities is 2010.

e. ***Use of Estimates*** - The preparation of the statement of financial condition in conformity with generally accepted accounting principles in the United States of America ("U.S.GAAP") requires management to make estimates and assumptions. The estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the statement of financial condition and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3- RECEIVABLE FROM AND PAYABLE TO CLEARING BROKER

The clearing and depository operations for the Company's and customers' securities transactions are provided by the clearing broker pursuant to a clearing agreement. At December 31, 2013, the amount due from the clearing broker represents cash deposits maintained at the clearing broker and commission revenue and margin interest earned as an introducing broker for transactions of its customers, net of clearing expenses. The amount payable to the clearing broker at December 31, 2013 represents margin borrowing.

Receivable from and payable to the clearing broker at December 31, 2013, consist of the following:

	Receivable (Payable)
Fees and commissions receivable	$ 843,874
Payable to clearing broker	(82,579)
Receivable from clearing broker - net	$ 761,295

Pursuant to the clearing agreement, the Company may offset receivable and payable balances in the accounts held at the clearing broker.

4- FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

Level 1 - Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access at the measurement date.

Level 2 - Inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 - Unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

The following is a description of the valuation methodology used for assets and liabilities measured at fair value:

- Marketable equity securities are valued at the closing price reported in the active market in which the individual securities are traded.

- Restricted equity securities for which quotations are not readily available are valued at fair value, as determined by the Company's management. Restricted equity securities issued by publicly traded companies are generally valued at a discount to similar publicly traded equity securities.

The following table shows assets and liabilities measured at fair value on a recurring basis as of December 31, 2013 and also the level within the fair value hierarchy used to measure each category of assets.

	(Level 1)	(Level 2)	(Level 3)	Total
Securities owned:				
U.S. Equities	$ 148,531	$ -	$ 10,285	$ 158,816
	$ 148,531	$ -	$ 10,285	$ 158,816

5- Other Assets

Other assets consist of the following at December 31, 2013:

Employee loans and advances	$ 122,293
Prepaid expenses	231,634
Concessions receivable	16,525
	$ 370,452

Employee advances are made on a short-term basis and do not bear interest. Funds loaned to certain employees are both short term and long term in nature, and are charged interest at 4.4% per annum.

6- Contingencies

The Company is subject to claims which arise in the ordinary course of business which are the result of lawsuits, arbitrations, and regulatory inquiries. The Company has affirmative defenses and is vigorously defending such claims. The ultimate outcome of the foregoing claims cannot be predicted with certainty, in the opinion of management. The Company has recorded an estimated reserve of $267,000 inclusive of legal and settlement costs, if any, related to these claims based on information provided by outside legal counsel in accrued expenses. The Company entered into an exclusive clearing agreement with its clearing broker expiring on March 1, 2019. In the event the agreement is terminated prior to the expiration date, the Company would be obligated to pay a termination fee of $3,000,000. This amount is reduced by $500,000 annually commencing March 1, 2014 through the date of expiration.

7- Related Party Transactions

The Company has entered into an expense sharing agreement with its Parent. An amount of $191,500 was due to the Parent at December 31, 2013 and is included in accrued expenses.

8- Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company had net capital, as defined, of $951,460 which was $851,460 in excess of its required net capital of $100,000. The Company's net capital ratio was 1.48 to 1.

Summary financial information of assets, liabilities and member's equity of the subsidiary at December 31, 2013 which has not been consolidated in the form X-17-A-5 part IIA filed by the Company.

Assets	$ 0
Liabilities	0
Member's equity	0

9 - LINE OF CREDIT NOTE - BANK

At December 31, 2013, ACP had a $50,000 line of credit facility with a financial institution. There was no outstanding balance under this credit facility at December 31, 2013. Advances under this note bear interest at either the prime rate, LIBOR plus 2.25%, or a negotiated rate, at the Company's option. The borrower may elect to convert interest rates.

10 - OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the statement of financial condition for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the statement of financial condition for these indemnifications.

The Company transacts its business with customers located throughout the United States of America and globally.

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and trade accounts receivable. The Company routinely assesses the financial strength of its customers and, as a consequence, believes that its trade account receivable credit risk exposure is limited. The Company maintains its cash with financial institutions. At times, during the year, balances have exceeded the Federal Deposit Insurance Corporation ("FDIC") insurance limits.

11 - 401K PLAN

The Parent sponsors a 401(k) Plan which covers substantially all employees of the Parent and the Company who meet the eligibility requirements as defined in the plan document. The participants may contribute a portion of their eligible compensation up to the maximum dollar amount allowed by law. The Parent may make matching contributions for any plan year on behalf of each participant. The Parent will determine the amount of each matching contribution to be made for any plan year. In addition, the Parent may make discretionary contributions in an amount determined at its own discretion. The Parent did not make any such contributions to the plan for the year ended December 31, 2013.

AMERICAN CAPITAL PARTNERS, LLC AND SUBSIDIARY

(A LIMITED LIABILITY COMPANY)

Independent Auditors' Report on
Internal Control Required by SEC Rule 17a-5(g)(1)
For the Year Ended December 31, 2013

RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

1375 Broadway, 15th Floor
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

Offices in New York City, Long Island & New Jersey

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

To the Member of
American Capital Partners, LLC and Subsidiary

In planning and performing our audit of the consolidated financial statements of American Capital Partners, LLC and Subsidiary (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of consolidated financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.
A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's consolidated financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member's management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Raich Ende Malter + Co. LLP

RAICH ENDE MALTER & CO. LLP
New York, New York
February 27, 2014

AMERICAN CAPITAL PARTNERS, LLC AND SUBSIDIARY

(A LIMITED LIABILITY COMPANY)

Independent Accountants' Report on
Applying Agreed-Upon Procedures Related
to an Entity's SIPC Assessment Reconciliation
December 31, 2013

RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

1375 Broadway, 15th Floor
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

Offices in New York City, Long Island & New Jersey

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Member of
American Capital Partners, LLC and Subsidiary

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by American Capital Partners, LLC and Subsidiary (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the American Capital Partners, LLC and Subsidiary's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). American Capital Partners, LLC and Subsidiary's management is responsible for American Capital Partners, LLC and Subsidiary's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Raich Ende Malter & Co. LLP

RAICH ENDE MALTER & CO. LLP
New York, New York
February 27, 2014

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31/2013
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

065165 FINRA DEC
AMERICAN CAPITAL PARTNERS LLC 12*12
205 OSER AVE
HAUPPAUGE NY 11788-3710

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
ANTHONY P. SIMONE
(631) 851-0918

2. A. General Assessment (item 2e from page 2)		$ 23,303
B. Less payment made with SIPC-6 filed (exclude interest) 7/26/2013 Date Paid		(11,198)
C. Less prior overpayment applied		( )
D. Assessment balance due or (overpayment)		12,105
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$ 12,105
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 12,105	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

AMERICAN CAPITAL PARTNERS, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CFO
(Title)

Dated the 26th day of FEBRUARY, 20 14.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions: